July 29, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auris Medical Holding AG (the “Company”)
Registration Statement on Form F-1 (File No. 333-197105)

Ladies and Gentlemen:

As a representative of the several underwriters of the Company’s proposed public offering of up to 6,900,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m. (EDT) on July 31, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 21, 2014, through the date hereof:

Preliminary Prospectus dated July 21, 2014:

1,015 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

JEFFERIES LLC LEERINK PARTNERS LLC

As Representatives of the several Underwriters JEFFERIES LLC

By:	/s/ Ashley Delp
Name: Ashley Delp Title: Managing Director

LEERINK PARTNERS LLC

By:	/s/ Bryan Giraudo
Name: Bryan Giraudo Title: Managing Director